CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR

CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH THE SYMBOL “[***]” TO DENOTE

WHERE OMISSIONS HAVE BEEN MADE.

November 14, 2014

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Weight Watchers International, Inc.

Form 10-K for the Fiscal Year Ended December 28, 2013

Filed February 26, 2014

Response dated September 11, 2014

File No. 1-16769

Dear Mr. Spirgel:

This letter sets forth below the detailed response of Weight Watchers International, Inc. and all of its subsidiaries (“we”, the “Company” or “WWI”) to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its letter to the Company dated October 22, 2014 with respect to the above-referenced Form 10-K. In responding to the Staff’s comments, we have included the original comments from your letter, followed by our response. This letter has been filed with the Commission as correspondence through EDGAR.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for your attention to our filing. Please feel free to call me at the telephone number provided at the end of this letter.

Form 10-K for the Year Ended December 28, 2013

Note 4. Franchise Rights Acquired, Goodwill and Other Intangible Assets, page F-15

1.	We have considered your response to prior comment one and your response letter dated October 9, 2009 addressing reacquired rights in which you stated that, “with respect to any franchise rights acquired following the date hereof, the Company intends to account for such rights in accordance with paragraph 61 of SFAS 141(R),” which requires a reacquired right to be amortized over the remaining contractual period of the contract. We note that you considered historical franchisee experience and that the “franchisees have the ability and intent to continue to renew the franchise agreements into perpetuity, and they would be economically incented to do so.” As such you determined that the reacquired rights have an indefinite contractual period. Please address each of the following:

•	Please clarify, if true, that from the date that the franchise right was reacquired, you are both the franchisee and the franchisor of the reacquired franchise right.

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•	We note that ASC 350-30-35-2 states that reacquired rights recognized in accordance with ASC 805-20-25-14 “shall be amortized over the remaining contractual period of the contract in which the right was granted.” Please provide us with the accounting guidance you relied upon to support your conclusion that the franchise rights you reacquired are not required to be amortized over the remaining contractual periods. Specifically identify the accounting guidance you relied upon, specific to reacquired rights, that directs you to consider your intent and ability to renew a franchise right where you are both the franchisee and the franchisor.

•	We note that you state that some of the franchise agreements have terms that include an annual renewal at the option of the franchisee, remain outstanding as long as the original franchise agreement is outstanding, and are perpetual in duration with termination upon six months advance notice. Please provide us with an analysis for each franchise right reacquired during 2012 and 2013 that addresses the following information:

•	a description of the type of franchise right

•	whether or not the franchise right is linked to another agreement

•	the nature of the rights afforded to the franchisee

•	the date the franchise was initially issued

•	the nature of amendments to the franchisee relationship and why those were undertaken

•	the renew and termination rights afforded to both the franchisee and franchisor

•	the reason why you decided to reacquire the franchise right

COMPANY RESPONSE:

Please clarify, if true, that from the date that the franchise right was reacquired, you are both the franchisee and the franchisor of the reacquired franchise right.

Yes, the consolidated entity WWI is both the franchisor and the franchisee of the acquired franchise right from the date of acquisition. In all instances, WWI, as the trademark owner, is the franchisor. With respect to acquired franchise rights for territories in the United States, the franchisee is Weight Watchers North America, Inc., a direct wholly owned subsidiary of WWI. With respect to acquired franchise rights for territories in Canada, the franchisee is Weight Watchers Canada, Ltd., an indirect wholly owned subsidiary of WWI.

We note that ASC 350-30-35-2 states that reacquired rights recognized in accordance with ASC 805-20-25-14 “shall be amortized over the remaining contractual period of the contract in which the right was granted.” Please provide us with the accounting guidance you relied upon to support your conclusion that the franchise rights you reacquired are not required to be amortized over the remaining contractual periods. Specifically identify the accounting guidance you relied upon, specific to reacquired rights, that directs you to consider your intent and ability to renew a franchise right where you are both the franchisee and the franchisor.

In evaluating the useful life to be ascribed to these reacquired rights, we confirm the Company considered the guidance in ASC 350-30-35-2 which states that, in accordance with ASC 850-20-25-14, “a reacquired right recognized as an intangible asset is amortized over the remaining contractual period of the contract in which the right was granted”.

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We also considered the basis for conclusions in FAS 141R which elaborated on the guidance in ASC 805-20-25-14 and 30-20. It should be noted that in reaching its conclusion the Company considered paragraph B308, the reasoning of which the Company believes is not applicable to the facts of the WWI Franchise Agreements. The relevant language from paragraph B308 states:

“[T]he fair value of a reacquired right recognized as an intangible asset [is] to be measured on the basis of the remaining contractual term of the contract that gave rise to the right, without taking into account potential renewals of that contract (paragraph 31). In developing the 2005 Exposure Draft, the Boards observed that a reacquired right is no longer a contract with a third party. An acquirer who controls a reacquired right could assume indefinite renewals of its contractual term, effectively making the reacquired right an indefinite-lived intangible asset. (The Boards understood that some entities had been classifying reacquired rights in that way.) The Boards concluded that a right reacquired from an acquiree in substance has a finite life; a renewal of the contractual term after the business combination is not part of what was acquired in the business combination. Accordingly, the 2005 Exposure Draft proposed, and this Statement requires, limiting the period over which the intangible asset is amortized (its useful life) to the remaining contractual term of the contract from which the reacquired right stems.”

In considering this guidance the Company noted that the 2005 Exposure Draft bases its conclusion on the fact that the renewal is not included in the fair value or useful life of a reacquired right because the renewal is not part of what was acquired in the business combination. In the case where the acquirer (franchisor) has the ability to either grant or not grant a renewal, the acquirer already controls the right to renewal, and, thus, it cannot consider that right as an acquired asset in the acquisition.

For the WWI Franchise Agreements, however, the franchisees, and not the Company, have the unilateral ability to renew the contracts. Therefore, unlike in the guidance referred to above, where the franchisor held the right to renew and thus already possessed the “renewal asset”, the Company did not possess this asset at the time of acquisition. Accordingly, the Company assessed the contractual term of the Franchisee Agreements from the perspective of the franchisees and concluded that the franchisee and/or any prospective buyer of the franchise right would assess the contractual period to be perpetual based on the factors noted in our letter to the Staff dated September 11, 2014, notably that these Franchise Agreements have been in place for decades and that no franchisee has ever terminated its Franchise Agreement. We believe this conclusion to be consistent with the accounting guidance referenced above.

We note that you state that some of the franchise agreements have terms that include an annual renewal at the option of the franchisee, remain outstanding as long as the original franchise agreement is outstanding, and are perpetual in duration with termination upon six months advance notice. Please provide us with an analysis for each franchise right reacquired during 2012 and 2013 that addresses the following information:

•	a description of the type of franchise right

The franchise rights include the exclusive right to operate, in perpetuity or, at the option of the franchisee to renew, indefinitely, Weight Watchers classes in the relevant territory as well as the right to receive commissions with respect to other products and offerings of the Company, such as Weight Watchers Online and eTools, which are offered and/or sold in the relevant territory. In addition, in the case of certain of the franchises acquired, the respective franchise rights included the right to receive commissions with respect to revenues from

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certain of the Company’s licensees. The rights to operate such classes were granted via Franchise Agreements with the franchisees and provided, among other things, the franchisee the exclusive right, within an established territory, to use trademarks, trade secrets, techniques and methods developed by WWI in connection with the operation of Weight Watchers classes presenting WWI’s unique program for weight management.

•	whether or not the franchise right is linked to another agreement

The right to operate Weight Watchers classes in the relevant territory pursuant to the applicable Franchise Agreement is not dependent on any other rights granted to the franchisee or other agreements between the franchisor and the franchisee. The termination of the right to operate such classes is not expressly contingent on the termination or expiration of any other rights granted pursuant to any other agreements among the franchisor and the applicable franchisee. However, certain of such other rights and agreements are terminated upon the expiration or termination of the applicable Franchise Agreement. See below for further information on the contractual relationship with franchisees.

•	the nature of the rights afforded to the franchisee

The rights afforded to the franchisee include the exclusive right to operate, in perpetuity or, at the option of the franchisee to renew, indefinitely, Weight Watchers classes in the relevant territory as well as the right to receive commissions with respect to other products and offerings of the Company, such as Weight Watchers Online and eTools, which are offered and/or sold in the relevant territory. In addition, in the case of certain of the franchises acquired, the respective franchise rights included the right to receive commissions with respect to revenues from certain of the Company’s licensees. The rights to operate such classes were granted via Franchise Agreements with the franchisees and provided, among other things, the franchisee the exclusive right, within an established territory, to use trademarks, trade secrets, techniques and methods developed by WWI in connection with the operation of Weight Watchers classes presenting WWI’s unique program for weight management.

•	the date the franchise was initially issued

Acquired Franchise Right	Date Franchise Initially Issued
2012 Acquisitions
Southeastern Ontario and Ottawa, Canada	July 26, 1971
Adirondacks	October 8, 1973*
Memphis, Tennessee	July 30, 1969
2013 Acquisitions
Alberta and Saskatchewan, Canada	April 29, 1969
West Virginia	January 2, 1974*
Columbus, Ohio	April 30, 1969
Reno, Nevada	September 16, 1969
Manitoba, Canada	February 28, 1969
Franklin and St. Lawrence Counties, New York	August 8, 1969

*	Franchise Agreement references the cancellation of “Prior Agreement(s)” that granted the franchisee certain rights. Based on the Company’s records, the date of such Prior Agreement(s) is unknown.

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•	the nature of amendments to the franchisee relationship and why those were undertaken

From time to time, amendments were made to the franchise relationship to address both operational and financial matters. At the operational level, amendments, among other things, revised the applicable territory covered by the franchise right and provided the franchisee certain internet website rights. With respect to financial matters, amendments, among other things, revised the terms of certain profit/revenue sharing arrangements. Additionally, the Company and certain franchisees have from time to time entered into separate agreements to provide, among other things, for clarification or waiver of rights, the settlement of disputes, the provision of certain services and promotional activities, and commissions related to non-meeting offerings and products. An example of such an agreement is the Franchise Promotion Agreement that provides for the payment of certain commissions on Weight Watchers Online and eTools subscriptions sold by the Company within the franchisees’ territories. While the above amendments and agreements were not required to maintain the integrity of the exclusive right to operate Weight Watchers classes under the respective Franchise Agreements, they were entered into to address the personal needs of certain franchisees, the evolution of the business and the advent of new technologies. In no case were amendments made to the perpetual nature of the relevant Franchise Agreement.

•	the renew and termination rights afforded to both the franchisee and the franchisor

The applicable Franchise Agreements either provided the franchisee with the unilateral ability to renew the agreement or were of a perpetual duration. With respect to the right to terminate, such Franchise Agreements generally provided for franchisor’s right to terminate in the event of franchisee’s insolvency or bankruptcy, failure to correct a breach of rules, regulations or material terms of the Franchise Agreement, and, in some cases, conviction of a crime involving moral turpitude. In most cases, such Franchise Agreements did not provide an explicit right of termination by the franchisee and where such right was provided it was a unilateral right to terminate upon advance notice to franchisor. Certain representative details of the respective renew and termination rights afforded to both the franchisee and the franchisor are set forth below.

[***]

***	- Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

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•	the reason why you decided to reacquire the franchise right

The Company commenced operations in the 1960’s in New York. In the Company’s early years, it used an aggressive franchising strategy to quickly establish the Weight Watchers brand and its weight management approach to pre-empt competition and gain market share in the United States and Canada. Other than Company-owned locations in New York City and Nassau County, Long Island, the Company franchised throughout the United States and Canada the right to use the Weight Watchers brand.

In the last several decades, the Company ceased pursuing a franchise strategy in the United States and Canada and began reacquiring its franchised operations. The Company’s franchise acquisition strategy has evolved over time from simply responding to a franchisee’s desire to exit a particular franchise to a strategy of opportunistically reacquiring territories as a means to further enhance the Weight Watchers brand by developing a contiguous and unified network of Weight Watchers meetings while increasing the Company’s control over such territories and the presentation of the Weight Watchers brand. Expanding this network enables the Company to centrally manage all common elements of operations, marketing and oversight in order to consistently deliver the same service, quality, brand image and

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messaging to consumers; thus enhancing the brand beyond the manner in which it was used by the previous franchisee. Furthermore, following the acquisition of a franchise, the Company integrates the franchise into its centralized management structure and operations to achieve greater economies of scale, efficiencies and synergies. A significant component of the overall cost structure of the U.S. business is centralized including in the following areas: national advertising; information technology and back office systems; management support and infrastructure; supply chain; and employee recruiting, education and training. A significant component of the overall cost structure of the Canadian business is centralized in the U.S. including in the following areas: information technology, back office systems and supply chain. Additionally, in the case of the Canadian business, the overall cost structure for national advertising and employee recruiting, education and training is centralized in Canada.

2.	Please tell us how you considered and applied the guidance in ASC 805-20-30-20 to determine the fair value of your reacquired franchise rights. Specifically tell us if you considered potential contract renewals in determining fair value.

COMPANY RESPONSE:

In determining the fair value ascribed to these franchise rights, the Company’s valuation did not consider the potential for renewals but rather assumed the holder of the right (i.e., the franchisee) would not cancel the agreement in the foreseeable future. Accordingly, the valuation assumed the cash flow period to be indefinite and thus a terminal value was considered when calculating the fair value of the right.

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We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the Staff’s comments. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to my attention at (212) 589-2709.

Thank you for your assistance in connection with this matter.

Very truly yours,

/s/ Nicholas P. Hotchkin
Nicholas P. Hotchkin
Chief Financial Officer

cc:	Christy Adams, Senior Staff Accountant

Ivette Leon, Assistant Chief Accountant

Michael F. Colosi, WWI General Counsel and Secretary

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